Morgan

03 AUG 15 7:21

The Morgan Crucible Company plc

11th August 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commi
450 Fifth Street, N.W.
Washington, DC 20549


03029247

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,





Elaine Marriner
Group Legal Counsel



Enclosure

communicate RNS

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Re Admission to Official List
Released	11:56 11 Aug 2003
Number	5345O

APPLICATION TO LIST SHARES

Pursuant to the Company's conversion of 7.5p (net) Cumulative Convertible Redeemable Preference shares of £1 each, 49,095 Ordinary shares of 25p each have been issued.

Accordingly application has been made to the London Stock Exchange and the UK Listing Authority for these shares to be admitted to the Official List and dealings in the Ordinary shares are expected to commence at 8am on Friday 15th August 2003. The new Ordinary shares rank pari passu with the existing Ordinary shares of the Company.

END

